FORM 4

                   U.S SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer                          OMB APPROVAL
    subject to Section 16. Form 4                   OMB Number    3235-0287
    or Form 5 obligations may                       Expires: April 30, 1997
    continue. See Instruction 1(b).                 Estimated average burden
                                                    hours per response...0.5

  Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
    Section 17(a) of the Public Utility Holding Company Act of 1935 or
            Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person

            Westar Capital, Inc.
   (Last)      (First)     (Middle)

            818 Kansas Avenue
               (Street)

   Topeka      Kansas      66612
   (City)      (State)     (Zip)

2. Issuer Name and Ticker or Trading Symbol

     ADT Limited (ADT)

3. IRS or Social Security Number of Reporting Person (Voluntary)

      48-1092416

4. Statement for Month/Year

      10/96

5. If Amendment, Date of Original (Month/Year)



6. Relationship of Reporting Person to Issuer (Check all applicable)

   ____ Director                    __X_ 10% Owner
   ____ Officer (give title below)  ____ Other (specify below)

   ___________________________________________________________

        TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF,
                           OR BENEFICIALLY OWNED



                                                                                                          6. Owner-   7. Nature
                                             3. Trans-                                  5. Amount of      ship Form:  of Indirect
                              2. Trans-      action           4. Securities Acquired    Securities Bene-  Direct      Bene-
                              action         Code             (A) or Disposed of (D)    ficially Owned    (D) or      ficial
                              Date           (Instr. 8)       (Instr. 3, 4 and 5)       at End of         Indirect    Owner-
1.  Title of Security         (Month/Day/                             (A) or            Month             (I)         ship
    (Instr. 3)                 Year)          Code    V       Amount   (D)    Price     (Instr. 3 and 4)  (Instr. 4)  (Instr. 4)


    Common Shares benefi-
    cially owned as of
    October 28, 1996                                                                 38,077,611

                                                               Shares

    Common Shares*              10/8/96       P        V       14,115   A      N/A                              D
    Common Shares               10/16/96      P        V      160,000   A      19.125                           D
    Common Shares               10/16/96      P        V       50,000   A      19.25                            D
    Common Shares               10/17/96      P        V        2,900   A      19.25                            D
    Common Shares               10/18/96      P        V       50,000   A      19.375                           D
    Common Shares               10/18/96      P        V       50,000   A      19.25                            D
    Common Shares               10/18/96      P        V        2,500   A      19.5                             D
    Common Shares               10/21/96      P        V      247,700   A      19.5                             D
    Common Shares               10/21/96      P        V       58,300   A      19.375                           D
    Common Shares               10/22/96      P        V       50,000   A      19.5                             D
    Common Shares               10/22/96      P        V      120,000   A      19.625                           D
    Common Shares               10/23/96      P        V      155,000   A      19.625                           D
    Common Shares               10/23/96      P        V      116,700   A      19.5                             D
    Common Shares               10/23/96      P        V       18,400   A      19.375                           D
    Common Shares               10/24/96      P        V       25,000   A      19.625                           D
    Common Shares               10/24/96      P        V       25,000   A      19.5                             D
    Common Shares               10/24/96      P        V       44,700   A      19.375                           D
    Common Shares               10/25/96      P        V       15,000   A      19.25                            D
    Common Shares               10/25/96      P        V      125,000   A      19.375                           D
    Common Shares               10/28/96      P        V       66,700   A      19.25                            D
    Common Shares               10/28/96      P        V       75,500   A      19.375                           D
    Common Shares               10/28/96      P        V      202,800   A      19.5                             D
    Common Shares               10/28/96      P        V       27,500   A      19.375                           D
    Common Shares               10/28/96      P        V      204,700   A      19.625                           D
    Common Shares               10/28/96      p        V       15,000   A      19.75                            D
    Common Shares               10/28/96      P        V      129,000   A      19.404                           D
    Common Shares               10/28/96      P        V    2,034,800   A      19.4623                          D
    Common Shares               10/28/96      P        V       20,000   A      19.75                            D


* Issuable upon exchange of 500 Liquid Yield Option Notes ("LYONS") purchased by the Reporting Person at a ratio of 28.23 Common Shares per LYON; each such LYON was purchased at $562.50.

Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.


                                                                        (Over)
                     (Print or Type Responses)                 SEC 1474 (3/91)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
       (e.g., puts, calls, warrants, options, convertible securities)


 1.  Title of        2. Conversion or   3. Transaction Date   4. Transaction    5. Number of Derivative   6. Date Exercisable
     Derivative         Exercise Price                           Code              Securities Acquired       and Expiration Date
     Security           of Derivative      (Month/Day/Year)                        (A) or Disposed of (D)
     (Instr. 3)         Security                                 (Instr. 8)        (Instr. 3, 4, and 5)        (Month/Day/Year)

                                                                 Code     V          (A)       (D)           Date Exer-  Expiration
                                                                                                             cisable     Date


 7. Title and Amount of    8. Price of         9. Number of Derivative  10. Ownership   11. Nature of Indirect
    Underlying Securities     Derivative          Securities Bene-          Form of         Beneficial Ownership
                              Security            ficially Owned            Derivative      (Instr. 4)
    (Instr. 3 and 4)                              at End of Month           Security:
                              (Instr. 5)                                    Direct (D)
                                                  (Instr. 4)                or In-
                                                                            direct (I)
                                                                            (Instr. 4)

    Title         Amount or
                  Number of
                  Shares





Explanation of Responses:






**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


Copy to:

/s/ Marilyn Dalton                               October 29, 1996
Marilyn Dalton                                        Date
Secretary and Treasurer
**Signature of Reporting Person


Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


SEC 1474 (3/91)